FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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Paris, October 11, 2004

Press release

SUEZ develops business in China through long-term partnerships signing two new contracts

a 25-year public-private partnership agreement for water services with Qingdao

In the presence of Jacques Chirac, the President of France, and Mr. Hu Jintao, President of the People’s Republic of China, on October 7 SUEZ Chairman and CEO, Gérard Mestrallet, signed a new public-private partnership agreement for water services with Qingdao local authority. The contract provides for the construction and the operation during 25-year of a new drinking water plant. Qingdao Sino French Water Co., which already operates urban water services for over 2 million people in Qingdao, will handle the plant’s operation. SUEZ’ subsidiary Degrémont will build the drinking water plant.

A 30-year industrial waste contract in Shanghaï

The Group will also be building and operating an incineration plant to treat industrial waste at the SCIP (Shanghai Chemical Industry Park) chemical and industrial facility. This new contract, for an initial period of thirty years, will generate estimated total revenues of EUR 600 million. The Group has been active at this site since 2001 when SUEZ created a joint venture company with SCIP DC (Shanghai Chemical Industrial Park Development Corporation) to manage a 50-year contract for the production of industrial process water and the treatment of all of the Park’s industrial effluents.

A partnership agreement with the University of Tongji

In addition, Monday, October 11, at the occasion of Jacques Chirac’s visit to the University of Tongji, Professor Wan Gang, President of the University of Tongji, and Gérard Mestrallet signed a partnership agreement for 2004-2008. Under the agreement SUEZ will provide scholarships for students studying for their Master’s Degree in “Science and Technologies, Environmental Engineering program : water, soil and waste management and treatment programs” developed by the Franco-Chinese Institute of Engineering and Management (IFCIM) at the University of Tongji in Shanghai. This agreement is part of the partnership developed between the University of Tongji and IFCIM created in 1999 by Paris Tech (an association of leading engineering schools in the Paris region) of which SUEZ is a founding member. SUEZ is a member of IFCIM’s Supervisory Board and will designate a representative to the Master’s Degree Program’s Scientific Council.

Gérard Mestrallet said « China is an important growth driver for the Group. This country today offers a stable and recurring economic development opportunity. The contracts we just signed are consistent with our profitability criteria and are directly linked to the economic development of the country.

SUEZ has been active in China, Macao and Hong Kong for over thirty years, where it provides companies and public authorities innovative solutions in Energy and Environment through strong, long-term partnerships lasting 20 to 50 years. This is a high-priority area for SUEZ, where it generates total annual revenues in excess of EUR 400 million. Today, close to 20% of China’s urban population (some 250 million people) is being served by water treatment plants designed and built by Degrémont.

Since the mid-1980s SUEZ also operates drinking water facilities for 16 Chinese municipalities and close to 12 million people. Since that same time, the Group produces and distributes electricity and drinking water and provides waste services management for Macao. Lastly, since the end of the 1980s, the Group operates two of the world’s largest and most modern landfills at Hong Kong.

SUEZ (www.suez.com) is a worldwide industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and supports Paris as the site for the 2012 Olympic Games.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analysts’ contacts:
France:	Arnaud Erbin: +331 4006 6489
Catherine Guillon: +331 4006 6715	Eléonore de Larboust: +331 4006 1753
Antoine Lenoir: +331 4006 6650	Bertrand Haas: +331 4006 6609
Belgium: Guy Dellicour: 00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : October 12, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary